FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

3 February 2014

SANTANDER UK PLC

BOARD CHANGES

Further to its announcement made on 11 December 2013, Santander UK is pleased to announce that regulatory approval has been received for the appointment of Nathan Bostock as Deputy Chief Executive Officer.  When Nathan formally takes up his position with Santander UK, he will join the Board of Santander UK as an Executive Director.

Santander UK is also pleased to announce that Keiran Foad will be appointed as Chief Risk Officer. Keiran will report initially to the CEO and subsequently to the Deputy Chief Executive Officer.  Keiran's appointment as CRO will take effect upon receipt of regulatory approvals.

In addition to the CRO, the following functions will report to the Deputy Chief Executive Officer: People & Talent, Legal & Secretariat, Compliance & Anti Money Laundering and Technology & Operations.

The effective date of the above changes will be announced in due course.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.342 trillion in managed funds, 102 million customers, 14,680 branches – more than any other international bank – and 186,785 employees at the close of June 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2013, Santander registered EUR 2,255 million in attributable profit, an increase of 29% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 31 December 2013, Santander UK serves more than 14 million active customers with c. 20,000 employees, 1,156 branches (including agencies) and 50 regional Corporate Business Centres.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 February 2014	By / s / Jessica Petrie (Authorized Signatory)